Exhibit 99.1

             LASER MORTGAGE MANAGEMENT ANNOUNCES COMPETITIVE SALE OF
            CERTAIN ASSETS AND INCREASE IN STOCK REPURCHASE PROGRAM

          New York, New York, November 15, 1999. LASER Mortgage Management, Inc. (NYSE: LMM) announced today that its Board of Directors has authorized management to conduct a competitive sale of approximately $30 million of its less liquid portfolio assets as part of its ongoing program to reduce the volatility of the Company's assets. The Company expects to distribute information to qualified potential purchasers over the next 30 days and close the sales in January 2000. The Board will review other steps to increase shareholder value at that time. Based on the Company's projections of its taxable income, it will not have an obligation to make further distributions in 1999 to maintain its REIT status.

          In a separate action, the Board agreed to inform Ellington Management Group, LLC that, based upon the advice of its financial advisor, its proposal of November 5, 1999 did not provide shareholders sufficient value. The Board also approved providing certain confidential operating information to Ellington based upon Ellington's representation that the price at which it would tender may be subject to improvement after review of the requested information. The Company is not currently engaged in negotiations with Ellington.

          The Board also approved the repurchase of up to an additional $10 million of the Company's common stock pursuant to the stock repurchase program in light of the successful completion of the initial repurchase program.

          LASER Mortgage Management, Inc. is a specialty finance company investing primarily in mortgage-backed securities and mortgage loans. The Company has elected to be taxed as a real estate investment trust under the Internal Revenue Code of 1986, as amended.

          "SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: STATEMENTS IN THIS PRESS RELEASE REGARDING LASER MORTGAGE MANAGEMENT, INC.'S BUSINESS WHICH ARE NOT HISTORICAL FACTS ARE "FORWARD-LOOKING" STATEMENTS THAT INVOLVE RISK AND UNCERTAINTIES

         Date:             November 15, 1999

         Contact:          LASER Mortgage Management, Inc.
                           William J. Michaelcheck
                           President and Chief Executive Officer
                           212-758-6200